Exhibit 23.4
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
     We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 (the “Registration Statements”) of Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), of the information contained in our reserve report that is summarized as in our summary letter dated February 7, 2005, relating to the oil and gas reserves and revenue, as of December 31, 2004, of certain interests of the Company.
     We hereby consent to all references to such reports, letters and/or to this firm in each of the Registration Statement and the Prospectus to which the Registration Statement relates, and further consent to our being named as an expert in each of the Registration Statement and the Prospectus to which the Registration Statement relates.

/s/ FAIRCHILD AND WELLS, INC.
Fairchild and Wells, Inc.

Houston, Texas
September 1, 2005